CEDAR SHOPPING CENTERS, INC.
44 SOUTH BAYLES AVENUE
PORT WASHINGTON, NY 11050-3765
November 5, 2009
Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549
Re:	Cedar Shopping Centers, Inc. Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 File No. 001-31817
Dear Ms. VanDoorn:
Reference is made to your follow-up letter dated October 8, 2009 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:
Form 10-K
Item 8 — Financial Statements and Supplementary Data, page 37
Note 2 — Summary of Significant Accounting Policies, page 44
Intangible Lease Asset/Liability, page 46
1. Your Comment and Requested Clarification: We have read and considered your response to comment one. We note that you have concluded that the fair value of the renewal options are insignificant based on the likelihood that such options would not be exercised. Please tell us the GAAP literature you relied on to support your conclusion that the probability of the renewal option being exercised should be utilized rather than the contractual terms of the leases in determining the value to ascribe to below-market leases under SFAS 141. Your reference to FIN 21 addressing the retention of the same lease accounting does not seem to negate the need to recognize the value of below-market leases under SFAS 141.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
November 5, 2009

The Company’s Response: With respect to the Staff’s request for reference to GAAP literature in support of the Company’s position, the Company follows the guidance set forth in SFAS 141, as supplemented by the literature in Statement of Financial Accounting Concept 7, “Using Cash Flow Information and Present Value in Accounting Measurements” (“Concept 7”). SFAS 141 requires that identifiable intangible assets (or liabilities) be recognized in a purchase price allocation at fair value. As the value of an identifiable intangible asset (or liability) is premised on future cash flows of the relevant asset, the Company in turn follows Concept 7 in estimating the fair value of its identifiable intangible assets.
Summarizing its procedures to determine the fair values to ascribe to below-market leases, the Company assesses the contractual terms of the leases in question, including the contractual renewal rights under the respective lease arrangements, adjusted for risk/uncertainty of the exercise of the renewal. The referenced literature provides that fair values should be estimated based on the best information available, including the use of valuation techniques such as discounted cash flow models. The Company applies appropriate risk premiums, consistent with fair values, incorporating the “risk of likelihood” that renewal options will be exercised. As previously submitted, the Company has determined such “risk of likelihood” to be low, as borne out by the Company’s actual experience. Implicit in this assessment is the Company’s expectation that, in most instances, future market lease rates for the properties in question, in the absence of major capital improvements, will not be significantly greater than the contractually-fixed price at the scheduled dates of exercise. It should be noted that the option rights are for specific properties in their expected future condition at the end of their non-cancelable lease terms (i.e., at the scheduled renewal dates); the properties in question are in-service assets with presumably diminishing values based on the passage of time and use. The renewal options, although priced equivalent to the base period rents (and below current market rents for the locations in their present condition), are, in most instances, not expected to be exercised as the renewal options would not represent below-market rents at their dates of exercise. In developing its assessment of the likelihood of renewal, and therefore the projection of future market lease rates, the Company, in accordance with SFAS 141 as supplemented by Concept 7, considered the previously-described factors that have led to a high frequency of non-renewals by tenants with below-market lease arrangements.
In conclusion, and in furtherance of its earlier responses, the Company respectfully submits that the methodology employed by the Company in valuing the contractual terms of its leases indeed follows accounting guidance/literature.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
November 5, 2009

In connection with the above, the Company hereby acknowledges that:
1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If, after review hereof, you should have any additional questions or should require any additional information, please contact the undersigned at (direct) 516-944-4525.

Very truly yours,
/s/ LEO S. ULLMAN
Leo S. Ullman
Chairman, Chief Executive Officer and President